Exhibit 99.1

Agora, Inc. Reports Second Quarter 2022 Financial Results

SANTA CLARA, Calif., August 15, 2022 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its unaudited financial results for the second quarter ended June 30, 2022.

"We delivered strong operational results this quarter as our top line returned to a quarter-over-quarter growth trajectory," said Tony Zhao, founder, chairman and CEO of Agora. "In particular, we see immense and increasing demand for our real-time engagement platform in the US and international markets, where our dollar-based net expansion rate has consistently exceeded 130%. With the recent streamlining of our organizational structure and promotion of key executives, we are well positioned to enhance our go-to-market efficiency and expand our platform globally."

Second Quarter 2022 Highlights

•	Total revenues for the quarter were $41.0 million, a decrease of 3.2% from $42.3 million in the second quarter of 2021.
•	Active Customers as of June 30, 2022 were 2,877, excluding those for Easemob, an increase of 17.5% from 2,449 as of June 30, 2021.
•

Constant Currency Dollar-Based Net Expansion Rate (DBNER), excluding Easemob, was 95% for the trailing 12-month period ended June 30, 2022. Specifically, DNBER was above 130% for the US and International business, and approximately 80% for the China business.

•

Net loss for the quarter was $30.7 million, compared to net loss of $15.4 million in the second quarter of 2021. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $20.8 million, compared to non-GAAP net loss of $5.8 million in the second quarter of 2021. Adjusted EBITDA for the quarter was negative $15.3 million, compared to negative $7.3 million in the second quarter of 2021.

•	Total cash, cash equivalents and short-term investments as of June 30, 2022 was $641.2 million.
•

Net cash used in operating activities for the quarter was $23.8 million, compared to $8.3 million in the second quarter of 2021. Free cash flow for the quarter was negative $24.2 million, compared to negative $11.5 million in the second quarter of 2021.

Second Quarter 2022 Financial Results

Revenues

Total revenues were $41.0 million in the second quarter of 2022, a decrease of 3.2% from $42.3 million in the same period last year, primarily due to the decreased usage in the K-12 academic tutoring sector in China as a result of the implementation of the new online education regulation, which was offset in part by our global business expansion and usage growth in other sectors and regions.

Cost of Revenues

Cost of revenues was $14.4 million in the second quarter of 2022, a decrease of 12.8% from $16.5 million in the same period last year, primarily due to the decrease in bandwidth and co-location costs.

Gross Profit and Gross Margin

Gross profit was $26.6 million in the second quarter of 2022, an increase of 2.9% from $25.9 million in the same period last year. Gross margin was 64.9% in the second quarter of 2022, an increase of 3.8% from 61.1% in the same period last year, primarily due to the implementation of technical and infrastructural optimizations.

Operating Expenses

Operating expenses were $54.5 million in the second quarter of 2022, an increase of 20.4% from $45.3 million in the same period last year.

•

Research and development expenses were $32.4 million in the second quarter of 2022, an increase of 20.1% from $27.0 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team.

•

Sales and marketing expenses were $13.1million in the second quarter of 2022, an increase of 19.1% from $11.0 million in the same period last year, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $1.3 million in the second quarter of 2021 to $1.9 million in the second quarter of 2022, as well as higher advertising expenses compared to the same period last year.

•

General and administrative expenses were $9.0 million in the second quarter of 2022, an increase of 23.1% from $7.3 million in the same period last year, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $1.6 million in the second quarter of 2021 to $2.0 million in the second quarter of 2022, as well as an increase in expected credit loss from $0.9 million in the second quarter of 2021 to $1.6 million in the second quarter of 2022.

Other Operating Income

Other operating income was $0.2 million in the second quarter of 2022, compared to $0.3 million in the same period last year, primarily due to less VAT related deductions.

Loss from Operations

Loss from operations was $27.7 million in the second quarter of 2022, compared to $19.1 million in the same period last year.

Exchange (Loss) Gain

Exchange loss was $5.3 million in the second quarter of 2022, compared to exchange gain of $0.7 million in the same period last year, mainly due to the appreciation of the U.S. dollar against the Renminbi and an increase in the balance of Renminbi-dominated cash and short-term investments held by the subsidiaries in Hong Kong (whose functional currency is the U.S. dollar) in anticipation of funding Renminbi to subsidiaries in mainland China.

Interest Income

Interest income was $2.1 million in the second quarter of 2022, flat compared to the same period last year.

Net Loss

Net loss was $30.7 million in the second quarter of 2022, compared to $15.4 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.27 in the second quarter of 2022, compared to $0.14 in the same period last year.

Share Repurchase Program

During the quarter ended June 30, 2022, we repurchased approximately 6.3 million of our class A ordinary shares (equivalent to approximately 1.6 million ADSs) for approximately US$11.7 million under our share repurchase program, representing 6% of our US$200 million share repurchase program. During the six months ended June 30, 2022, we repurchased approximately 9.7 million of our class A ordinary shares (equivalent to approximately 2.4 million ADSs) for approximately US$19.8 million under our share repurchase program, representing 10% of our US$200 million share repurchase program. As of June 30, 2022, we had approximately 463.6 million ordinary shares (equivalent to approximately 115.9 million ADSs) issued and outstanding. Our current share repurchase program will expire by the end of February 2023.

Financial Outlook

Based on currently available information, Agora maintains the previous guidance that total revenues for the fiscal year ending December 31, 2022 are estimated to be between $176 million and $178 million. This outlook reflects Agora’s current and preliminary views on the market and operational conditions, and the outlook ranges for the year ending December 31, 2022 reflect various assumptions that are subject to change based on uncertainties, including but not limited to the impact of the COVID-19 pandemic.

[1]	One ADS represents four Class A ordinary shares.

Earnings Call

Agora will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on August 15, 2022. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2022 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/k3cju2u3

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below:

https://register.vevent.com/register/BIf7de89410642479ba03f3176a9054e82

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on August 15, 2022 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets. Agora believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets that it includes in its cost of revenues, total operating expenses and net income (loss). Agora believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses and amortization expenses of acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Suzanne Nguyen

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	150,849	285,668
Short-term investments	490,314	469,636
Accounts receivable, net	35,328	32,619
Prepayments and other current assets	41,769	8,801
Contract assets	1,357	962
Total current assets	719,617	797,686
Property and equipment, net	15,428	19,194
Operating lease right-of-use assets	5,191	7,436
Intangible assets	5,532	6,697
Goodwill	56,142	56,142
Long-term investments	70,857	53,925
Other non-current assets	4,953	3,919
Total assets	877,720	944,999

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	7,099	5,309
Advances from customers	8,773	9,068
Taxes payable	1,528	2,435
Current operating lease liabilities	3,728	3,957
Accrued expenses and other current liabilities	51,990	53,034
Total current liabilities	73,118	73,803
Long-term payable	517	495
Long-term operating lease liabilities	1,475	3,452
Deferred tax liabilities	819	988
Total liabilities	75,929	78,738

Shareholders' equity:
Class A ordinary shares	38	37
Class B ordinary shares	8	8
Additional paid-in-capital	1,114,635	1,099,369
Treasury shares, at cost	(19,760)	-
Accumulated other comprehensive income	792	3,149
Accumulated deficit	(293,922)	(236,302)
Total shareholders' equity	801,791	866,261
Total liabilities and shareholders’ equity	877,720	944,999

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2022	2021	2022	2021
Real-time engagement service revenues	39,203	40,357	76,260	79,844
Other revenues	1,776	1,976	3,304	2,714
Total revenues	40,979	42,333	79,564	82,558
Cost of revenues	14,370	16,474	28,881	33,327
Gross profit	26,609	25,859	50,683	49,231
Operating expenses:
Research and development	32,442	27,003	63,476	52,219
Sales and marketing	13,117	11,009	26,973	19,744
General and administrative	8,952	7,271	18,182	12,992
Total operating expenses	54,511	45,283	108,631	84,955
Other operating income	190	342	1,228	630
Loss from operations	(27,712)	(19,082)	(56,720)	(35,094)
Exchange (loss) gain	(5,297)	676	(5,031)	(19)
Interest income	2,142	2,090	3,978	4,126
Investment (loss) income	(88)	1,347	(88)	1,348
Loss before income taxes	(30,955)	(14,969)	(57,861)	(29,639)
Income taxes	(255)	(425)	(252)	(446)
Equity in income of affiliates	532	-	491	-
Net loss	(30,678)	(15,394)	(57,622)	(30,085)
Net loss attributable to ordinary shareholders	(30,678)	(15,394)	(57,622)	(30,085)
Other comprehensive loss:
Foreign currency translation adjustments	(1,832)	513	(1,830)	389
Unrealized (loss) gain on available-for-sale debt securities	(429)	87	(526)	87
Total comprehensive loss attributable to ordinary shareholders	(32,939)	(14,794)	(59,978)	(29,609)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.27)	(0.14)	(0.51)	(0.28)

Weighted-average shares outstanding used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	446,614,083	441,449,908	448,823,787	436,570,420

Share-based compensation expenses included in:
Cost of revenues	349	171	595	304
Research and development expenses	4,839	5,420	10,192	9,180
Sales and marketing expenses	1,859	1,321	3,806	2,277
General and administrative expenses	1,986	1,612	3,821	2,838

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss	(30,678)	(15,394)	(57,622)	(30,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	9,033	8,524	18,414	14,599
Allowance for current expected credit losses	1,637	750	2,909	1,273
Depreciation of property and equipment	2,424	2,084	4,897	3,983
Amortization of intangible assets	577	574	1,156	781
Deferred tax expense	(84)	(84)	(168)	(114)
Amortization of right-of-use asset and interest on lease liabilities	1,034	947	2,111	1,742
Change in the fair value of investments	(80)	(1,230)	(115)	(1,280)
Interest income on available-for-sale debt securities	(100)	(93)	(199)	(93)
Equity in income of affiliates	(532)	-	(491)	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(8,247)	853	(6,700)	(6,103)
Contract assets	(104)	(48)	(464)	(176)
Prepayments and other current assets	(728)	249	157	(553)
Other non-current assets	742	(105)	(30)	45
Accounts payable	761	(4,328)	1,943	135
Advances from customers	17	(194)	113	(170)
Taxes payable	354	(125)	(878)	(565)
Operating lease liabilities	(817)	(796)	(2,187)	(1,823)
Deferred income	145	-	145	-
Accrued expenses and other liabilities	849	90	(2,649)	7,336
Net cash used in operating activities	(23,797)	(8,326)	(39,658)	(11,068)
Cash flows from investing activities:
Purchase of short-term investments	(128,194)	(196,966)	(371,939)	(390,447)
Proceeds from sale and maturity of short-term investments	122,997	200,078	349,130	250,078
Purchase of long-term investment	(4,175)	(26,352)	(18,105)	(26,352)
Prepayment for long-term investments	(473)	-	(473)	-
Purchase of property and equipment	(450)	(3,209)	(1,622)	(8,442)
Purchase of intangible assets	-	(37)	-	(202)
Deposit for land use rights purchase	(34,159)	-	(34,159)	-
Cash paid for an acquisition	-	(14,309)	-	(15,728)
Net cash used in investing activities	(44,454)	(40,795)	(77,168)	(191,093)

Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	-	(50)	-	249,950
Proceeds from exercise of employees’ share options	260	418	883	1,453
Payment of financing cost	(621)	-	(621)	-
Repurchase of Class A ordinary shares	(12,157)	-	(19,760)	-
Net cash (used in) provided by financing activities	(12,518)	368	(19,498)	251,403
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,387	(241)	1,503	76
Net (decrease) increase in cash, cash equivalents and restricted cash	(79,382)	(48,994)	(134,821)	49,318
Cash, cash equivalents and restricted cash at beginning of period *	230,386	209,610	285,825	111,298
Cash, cash equivalents and restricted cash at end of period **	151,004	160,616	151,004	160,616
Supplemental disclosure of cash flow information:
Income taxes paid	55	966	55	966
Cash payments included in the measurement of operating lease liabilities	817	796	2,187	1,822
Right-of-use assets obtained in exchange for operating lease obligations	-	1,076	-	1,489
Non-cash financing and investing activities:
Payables for acquisition	-	-	-	39,441
Proceeds receivable from exercise of employees’ share options	26	156	26	156
Deposits utilized for employees’ share option exercises	-	-	7	-
Payables for property and equipment	671	331	671	331
Payables for deferred financing cost	-	-	610	-

* includes restricted cash balance	156	156	156	80
** includes restricted cash balance	155	156	155	156

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2022	2021	2022	2021
GAAP net loss	(30,678)	(15,394)	(57,622)	(30,085)
Add:
Share-based compensation expense	9,033	8,524	18,414	14,599
Acquisition related expenses	357	577	513	4,699
Amortization expense of acquired intangible assets	556	556	1,112	748
Income tax related to acquired intangible assets	(84)	(84)	(168)	(114)
Non-GAAP net loss	(20,816)	(5,821)	(37,751)	(10,153)

Net loss	(30,678)	(15,394)	(57,622)	(30,085)
Excluding:
Exchange (loss) gain	(5,297)	676	(5,031)	(19)
Interest income	2,142	2,090	3,978	4,126
Investment (loss) income	(88)	1,347	(88)	1,348
Equity in income of affiliates	532	-	491	-
Income taxes	(255)	(425)	(252)	(446)
Depreciation of property and equipment	2,424	2,084	4,897	3,983
Share-based compensation expense	9,033	8,524	18,414	14,599
Acquisition related expenses	357	577	513	4,699
Amortization expense of acquired intangible assets	556	556	1,112	748
Adjusted EBITDA	(15,342)	(7,341)	(31,784)	(11,065)

Net cash used in operating activities	(23,797)	(8,326)	(39,658)	(11,068)
Purchase of property and equipment	(450)	(3,209)	(1,622)	(8,442)
Free Cash Flow	(24,247)	(11,535)	(41,280)	(19,510)
Net cash used in investing activities	(44,454)	(40,795)	(77,168)	(191,093)
Net cash (used in) provided by financing activities	(12,518)	368	(19,498)	251,403